Exhibit (a)(10)

March 17, 2003

Madeline Hopkins                Internet

(610) 341-4357                    www.sungard.com

SunGard Completes Tender Offer for Shares of H.T.E., Inc.

Wayne, PA—SunGard Data Systems Inc. (NYSE: SDS) announced today that it has completed its cash tender offer for the outstanding common shares of H.T.E., Inc. (Nasdaq: HTEI) at a price of $7.00 per share. The tender offer expired, as scheduled, on Friday, March 14, 2003 at 12:00 midnight, New York City time.

According to preliminary information received from Wells Fargo Bank Minnesota, N.A., the depositary for the tender offer, HTE shareholders have tendered approximately 15.2 million shares of HTE’s common stock, or approximately 95.8% of the outstanding shares. Lake Acquisition Corp. Inc., the wholly owned subsidiary of SunGard through which the tender offer was made, has accepted for payment all validly tendered shares and will make payment to the depositary for the accepted shares promptly.

SunGard intends to acquire the remaining publicly held shares of HTE common stock in a second-step merger in which all remaining HTE stockholders who did not tender their shares in the tender offer will receive the same $7.00 per share in cash paid in the tender offer. As a result of the purchase of at least 80% of the outstanding HTE shares in the tender offer, under applicable law, SunGard will be able to complete the merger without the vote of HTE shareholders. Following the merger, HTE shareholders will receive information in the mail on the procedure to receive payment for their shares.

About SunGard

SunGard is a global leader in integrated IT solutions for financial services. SunGard is also the pioneer and leading provider of information availability services. SunGard serves more than 20,000 clients in over 50 countries, including 47 of the world’s 50 largest financial services institutions. SunGard is a member of the S&P 500 and has annual revenues of more than $2 billion. Visit SunGard at www.sungard.com.

SunGard Forward Looking Statements

Statements about the expected timing of the merger, and all other statements in this release other than historical facts are forward-looking statements. These statements are subject to risks and uncertainties that may change at any time, and, therefore, actual results may differ materially from expected results due to a variety of factors, including but not limited to, the satisfaction of the conditions to closing of the merger.

Trademark Information: SunGard and the SunGard logo are trademarks or registered trademarks of SunGard Data Systems Inc. or its subsidiaries in the U.S. and other countries. All other trade names are trademarks or registered trademarks of their respective holders.

# # #